1940 Act

Rule 24b-2

VIA EDGAR

Rule 24b-2 Attachments:

1.	Client Offer card reminder;

2.	Financial representative card reminder; and

3.	Broker letter reminder.

1940 Act - Rule 24b-2 - Enclosure 1

John Hancock
Reminder:
Special Offer for
your John Hancock
variable annuity
expires May 28, 2020

In light of recent market volatility, please consult with your financial representative to determine whether this Offer may be right for you, or whether the guarantees under your PPFL Rider may still be your best option.	Offer for Contract Owners of Principal Plus for Life Series Riders (PPFL Rider)

In February 2020, we sent you a packet detailing a limited-time Offer related to your PPFL Rider. This is a friendly reminder that this Offer expires on May 28, 2020. Please refer to the enclosures in the previously-sent packet for more information or for instructions on how to accept this Offer.

Visit www.jhannuities.com/GMWB for more details and materials. You can also visit www.jhannuities.com to register and/or log in to your online account to view your Offer Enhancement Amount and Contract, Rider and death benefit details and values.

For any questions, call 1-844-235-0157 weekdays from 8 a.m. to 6 p.m. Eastern Time.
If you already accepted this Offer, please disregard this reminder.

John Hancock Life Insurance Company (U.S.A.)
197 Clarendon Street • Boston, MA 02116 • 1-844-235-0157 • www.jhannuities.com/GMWB
John Hancock Annuities are issued by John Hancock Life Insurance Company (U.S.A.)
(not licensed in New York), Lansing, MI 48906. John Hancock Variable Annuities are distributed by John Hancock Distributors LLC, member FINRA.
MLI031620076	PPFLRPC-C-P2 (3/20)

1940 Act - Rule 24b-2 - Enclosure 2

John Hancock
Reminder:
Special Offer for your clients' John Hancock variable annuity expires May 28, 2020

In light of recent market volatility, please consult with your eligible clients to determine whether this Offer may be right for them, or whether the guarantees under their PPFL Rider may still be their best option.	Offer for Contract Owners of Principal Plus for Life Series Riders (PPFL Rider)

In February 2020, we sent your eligible clients a packet detailing a limited-time Offer related to their PPFL Rider. This is a friendly reminder that this Offer expires on May 28, 2020. Please have your clients refer to the enclosures in the previously-sent packet for more information or for instructions on how to accept this Offer.

Visit www.jhannuities.com/GMWB for more details and materials. You can also visit www.jhannuities.com and register and/or log in to your online account to view financial representative-specific resources, including a hypothetical scenarios guide and webinar recording.
For any questions, call 1-844-235-0157 weekdays from 8 a.m. to 6 p.m. Eastern Time.

John Hancock Life Insurance Company (U.S.A.)
197 Clarendon Street • Boston, MA 02116 • 1-844-235-0157 • www.jhannuities.com/GMWB
John Hancock Annuities are issued by John Hancock Life Insurance Company (U.S.A.)
(not licensed in New York), Lansing, MI 48906. John Hancock Variable Annuities are distributed by John Hancock Distributors LLC, member FINRA.
THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC.
MLI031620077	PPFLRPC-FR-P2 (3/20)

1940 Act – Rule 24b-2 – Enclosure 3

John Hancock Life Insurance Company (U.S.A.)
PO Box 55444, Boston, MA 02205-5444 1-844-235-0157 www.jhannuities.com/GMWB

March 30, 2020

{Firm Name}

Attn: {Attention}

{Street Address 1}

{Street Address 2}

{Street Address 3}

{City}, {State} {Zip}

Re:	REMINDER: Offer for Contract Owners of Principal Plus for Life Series Riders (“PPFL Rider”)

Dear {Attention}:

In early February, we sent you a letter detailing the second phase of a limited-time Offer for eligible Contract Owners, which launched on February 28, 2020. As a friendly reminder, details of this Offer are below. In light of recent market volatility, please consult with your eligible clients to determine whether this Offer may be right for them, or whether the guarantees under their PPFL Rider may still be their best option.

John Hancock will offer eligible variable annuity Contract Owners the opportunity to voluntarily terminate their PPFL Rider along with their associated fees and restrictions. Accepting this Offer also requires Contract Owners to give up their PPFL Rider guaranteed benefits and Guaranteed Death Benefit(s), all or any of which may be valuable to them.

Specifically, upon acceptance of the Offer, a Contract Owner’s PPFL Rider and Guaranteed Death Benefit(s) will be terminated, and his/her Contract will no longer be subject to:

•	charges for the PPFL Rider and for any applicable Guaranteed Death Benefit,

•	restrictions on Additional Purchase Payments under their Contract[1],

•	restrictions on available Investment Options[2], and

•	surrender or withdrawal charges.

[1]

Whether they accept this Offer or not, their Contract will continue to require prior approval of Additional Purchase Payments if the Contract Value exceeds $1 million at the time of payment or if the Contract Value is less than $1 million and the Additional Purchase Payment would cause the Contract Value to exceed $1 million.

[2]

Whether they accept this Offer or not, the Money Market Investment Option and the Investment Options managed by BlackRock Variable Series Funds, Inc., PIMCO Variable Insurance Trust and Deutsche Funds will continue to be closed to new investments by all Contract Owners.

Apart from this limited-time Offer, Contract Owners are not permitted to terminate their PPFL Rider without terminating their entire Contract. If your client accepts this Offer, their PPFL Rider and Guaranteed Death Benefits will fully terminate. Their Contract, however, will not terminate. Once they accept this Offer, the Death Benefit will equal their Contract Value.

Contract Owners who accept this Offer may also receive an “Enhancement Amount,” which will be added to their Contract Value.

THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC.

On February 14, 2020, we mailed a letter to any of your financial representatives who have clients who will receive this Offer in this second phase or in any remaining phases. This letter included:

•	Full details of the Offer;

•	Names of their clients receiving the Offer in this second phase along with contract values and Enhancement Amounts as of December 31, 2019;

•	A sample Offer letter;

•	A sample Offer Acceptance Form; and

•	The Prospectus Supplement, which includes additional details and factors to consider in deciding whether to accept this Offer, and the tax implications of participating in this Offer.

Clients in this second phase began receiving their Offer letters on or about February 28th.

For your convenience, we have set up a dedicated telephone number, 1-844-235-0157, for questions regarding this Offer. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time. In addition, we have a dedicated website for this Offer, www.jhannuities.com/GMWB, which contains Offer details, state eligibility and instructions on how to access specific contract details for your clients.

Sincerely,

John Hancock Annuities

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116.

Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street,

Boston, MA 02116.

THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC.

MLI031620074	PPFLLTR-RB-P2 (3/20)